                                                                               October 31, 2007

VIA EDGAR

Mr. Michael Fay
Division of Corporation Finance
Securities and Exchange Commission
CF/AD5
100 F Street, N.E.
Washington, D.C. 20549

Re:  TOP Tankers Inc. Form 20-F for Fiscal Year
Ended December 31, 2006 (File No. 000-50859)
Dear Mr. Fay:

This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) made to Stamatios Tsantanis, the Chief Financial Officer of Top Tankers Inc. (the “Company”) in a telephone conversation on October 25, 2007.  During the telephone conversation the Staff and Mr. Tsantanis discussed the Company’s letter to the Staff dated October 24, 2007 (the “Second October Letter”), which together with letters to the Staff dated October 18, 2007, September 18, 2007 and August 24, 2007 responded to the Staff’s comments to the Annual Report on Form 20-F for the fiscal year ended December 31, 2006 (“Form 20-F”) of the Company filed April 20, 2007.

In the Second October Letter, the Company reiterated its view that the deferral method is one of three generally accepted methods of accounting for costs incurred in connection with Planned Major Maintenance Activities (“PMMA”).  However, the Company also acknowledged the view that the direct expense method is a preferable method of accounting for costs incurred in connection with PMMA and proposed to change its method of accounting for PMMA from the deferral method to the direct expense method commencing with the first quarter of fiscal year 2008 as a change in accounting principle in accordance with Statement of Financial Accounting Standards No. 154 Accounting Changes and Error Corrections (“SFAS No. 154”).

In its oral comments expressed in the telephone conversation on October 25, 2007, the Staff accepted the Company’s proposal to change its accounting policy with respect to its drydocking costs or PMMA as proposed in the Second October Letter from an accepted accounting principle to a preferable accounting principle in accordance with U.S. Generally Accepted Accounting Principles.  However, the Staff requested that the Company commence the change in accounting policy beginning with the fourth quarter of the fiscal year ending

Mr. Michael Fay
October 31, 2007

December 31, 2007, rather than the first quarter of fiscal year 2008 as proposed by the Company.  The Company advises the Staff that it will make the proposed change in accounting policy beginning with the fourth quarter of fiscal year 2007.

The Company will announce this change in accounting policy in its earnings release for the third quarter of 2007, which will also be filed on Form 6-K on EDGAR.  The Company’s proposed announcement is as follows:

“Change of Accounting Principle

The Company has historically accounted for drydocking costs that qualified as “Planned Major Maintenance Activities” (“PMMA”) using the deferral method. Beginning with the fourth quarter of 2007 the Company intends to change its accounting policy for PMMA from the deferral method, under which the Company amortized drydocking costs over the estimated period of benefit between drydockings, to the direct expense method, under which the Company will expense all drydocking costs as incurred.  We believe the direct expense method is preferable as it eliminates the significant amount of time and subjectivity involved to determine which costs and activities related to drydocking qualify as PMMA under the deferral method..  The Company will reflect this change as a change in accounting principle from an accepted accounting principle to a preferable accounting principle in accordance with Statement of Financial Accounting Standards No. 154, Accounting Changes and Error Corrections. The new accounting principle will be presented retrospectively to all periods presented in future earnings releases and filings.  When the accounting principle is retrospectively applied, net income for the year ended December 31, 2006 and the nine month period ended September 30, 2007 will decrease by approximately $[__] million and $[__], or $[__] and $[__]per share, respectively.”

The Company’s independent registered public accounting firm has reviewed this letter and has agreed with the Company’s proposal to account for this change as a change in accounting principle in accordance with SFAS No. 154.

The Company hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosures in the filings; (ii) Staff comments or changes to disclosures in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

Mr. Michael Fay
October 31, 2007

Thank you for your attention to the Company’s reports.  If you have any additional comments or questions, please contact the undersigned at (212) 574-1223 or Anthony Tu-Sekine at (202) 737-8833.

Very truly yours,

SEWARD & KISSEL LLP

		By:	/s/ Gary J. Wolfe
Gary J. Wolfe

Cc:	Doug Jones, SEC
Lyn Shenk, SEC
Top Tankers Inc.
George Cambanis, Deloitte Hadjipavlou Sofianos & Cambanis S.A.
Jack Azose, Deloitte & Touche, LLP

SK 23116 0001 823228 v2